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SEC FILE NUMBER
8- 50745

SECURITIES AND EXCHANGE COMMISSION

06005317

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Investment Services, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Biscayne Boulevard Suite 1800
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Duarte (305) 539 - 2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, **Gabriel Duarte**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Investment Services, LLC**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYNE BOYER
MY COMMISSION # DD 429615
EXPIRES: September 15, 2009
Bonded Thru Notary Public Underwriters

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNP Paribas Investment Services, LLC

(A wholly-owned subsidiary of BNP PARIBAS)

Financial Statements and Supplementary Schedules
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Members of BNP Paribas Investment Services, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in members' equity and of cash flows present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2005

Assets	
Cash segregated pursuant to federal regulations (Notes 3 and 7)	$ 300,000
Cash and cash equivalents	1,752,879
Receivable from affiliated clearing broker	9,601,412
Prepaid expenses and other assets	321,873
Intangible assets, net (Notes 2 and 4)	7,852,833
Goodwill (Notes 2 and 4)	82,037
Total assets	$ 19,911,034
Liabilities and Members' Equity	
Payable to customers	$ 51,800
Payable to affiliates	964,140
Accrued expenses	984,132
Payable to third party (Note 4)	186,605
Total liabilities	2,186,677
Members' equity	
Membership certificates	25,000,000
Accumulated deficit	(7,275,643)
Total members' equity	17,724,357
Total liabilities and members' equity	$ 19,911,034

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Operations
Year Ended December 31, 2005

Revenue		
Riskless principal trading (Note 2 and 3)	$	5,889,826
Mutual funds-related income (Note 2 and 3)		3,634,827
Administrative and other services fees (Note 2 and 3)		1,058,959
Commissions and brokerage fees (Notes 2 and 3)		481,377
Interest (Note 3)		264,095
Other income		659,203
Total revenue		11,988,287
Expenses		
Management fees (Note 3)		4,038,880
Compensation and benefits		4,668,738
Commission and brokerage fees (Notes 2 and 3)		598,920
Amortization of intangible assets (Notes 2 and 4)		539,667
Travel and entertainment		434,446
Communications and data processing		74,532
Rent and occupancy		452,468
Other operating expenses		1,209,442
Total expenses		12,017,093
Net loss	$	(28,806)

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
Year Ended December 31, 2005

	Membership Certificates	Accumulated Deficit	Total
Members' equity at January 1, 2005	$ 25,000,000	$ (7,246,837)	$ 17,753,163
Net loss	-	(28,806)	(28,806)
Members' equity at December 31, 2005	$ 25,000,000	$ (7,275,643)	$ 17,724,357

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (28,806)
Adjustment to reconcile net loss to net cash provided by operating activities	
Amortization of intangible assets	539,667
Net changes in operating assets and liabilities	
Increase in cash segregated pursuant to federal regulations	(300,000)
Increase in receivable from affiliated clearing broker	2,431,430
Increase in prepaid expenses and other assets	(45,505)
Increase in payable to customers	51,800
Increase in payable to affiliates	207,936
Increase in accrued expenses	568,187
Net cash provided by operating activities	3,424,709
Net cash used in investing activity	
Increase in purchase consideration allocated to intangible assets	(2,706,544)
Increase in cash and cash equivalents for the year	718,165
Cash and cash equivalents	
Beginning of year	1,034,714
End of year	$ 1,752,879
Supplemental cash flow disclosures	
Non cash investing activity -	
Goodwill and Intangible assets estimated accrued purchase price adjustment	$ 2,010,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNP" or "the Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Securities Corporation (formerly BNP Paribas Brokerage Services, Inc.) (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a NASD membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the affiliated registered broker-dealer. The Company's principal office is in Miami, Florida.

On November 15, 2005, the Company amended its Membership Agreement with the NASD under which the Company is required to comply with SEC Rule 15c3-3 as the Company accepts checks from customers and also computes a reserve formula.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies.

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less from the date of purchase.

Goodwill and Intangible Assets

Intangible assets resulting from the acquisition during 2004 (and the finalization of the ultimate purchase consideration in 2005) of customer relationships from a third party are accounted for in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" as required by SFAS No. 147 "Acquisitions of Certain Financial Institutions". Those standards require that certain identifiable intangible assets be amortized over their expected useful lives. The portion of the purchase price allocated to goodwill and indefinite-lived intangible assets is not subject to amortization but it is tested for impairment, at least annually. Amounts allocated to identifiable intangible assets consist of customer relationships and are amortized on a straight-line basis over their estimated useful lives of 15 years.

In accordance with SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets", long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill, which is not subject to amortization, is tested at least annually for impairment and is tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

For the year ended December 31, 2005, the Company did not record any impairment losses.

Commissions and Trading
Commissions and brokerage fee revenues, related expenses and riskless principal trading revenue are recorded on a trade date basis.

Mutual Funds-Related Income
The Company participates in the marketing and distribution of certain Mutual Funds' units. The Company estimates the amount it will receive for these transactions and accrues for such fees pursuant to the applicable distribution plans. Such accrual is included within receivable from affiliated clearing broker.

Administrative and Other Services Fees
The Company provides certain administrative services to its customers. For such services, the Company receives a fee based on the net assets of the respective customers' account. These fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. In addition, the Company earns commissions on the sale of various investment products offered and issued by an affiliate.

Income Taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the partnership to the individual members. For this reason the Company does not accrue for income taxes.

3. Related Parties

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

(a) The Company clears all of its securities transactions on a fully disclosed basis through the Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2005, the Company incurred costs of $598,920 for these services. For transactions cleared through the Clearing Broker, the Company earned

$10,006,030 in commissions and brokerage fees, riskless principal trading revenue and Mutual Funds-related income. At December 31, 2005 commissions and fees receivable from affiliated clearing broker includes $871,929 due from the Clearing Broker.

(b) At December 31, 2005, the Company maintains deposits with an affiliated clearing broker of $8,729,483. The Company invests cash in certificates of deposits issued by a bank affiliate. Interest earned and received from affiliates during the year on the deposit accounts and certificates of deposits was $264,095.

(c) The Company is subject to the reserve formula computational requirements of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 which requires the deposit of cash and/or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2005, the Company maintained a cash account, segregated for the exclusive benefit of customers, with an affiliated bank with a balance of $300,000.

(d) The Company owned certificates of deposits issued by an affiliate included as a cash equivalent of $1,297,168 at December 31, 2005.

(e) The Company is charged for administrative duties performed by affiliates. The amount of management fees charged in the statement of operations was $ 4,038,880. At December 31, 2005, payable to affiliates of $ 1,035,932 represented amounts due to affiliates for these administrative duties.

4. Intangible Assets and Goodwill

On March 29, 2004, BNP Paribas and Banca Intesa, ultimate parent company of Banque Sudameris - Miami Agency ('the Agency') entered into an agreement whereby the accounts of the Latin American high-net-worth clients of the Agency would be transferred to the Company. At December 31, 2005, all the accounts subject to the agreement and for which the client agreed to the transfer and for which the Company accepted such client have been transferred. In accordance with the agreement, the Company paid $6 million in 2004 as cash consideration to reflect the effective transfer of the clients to the Company. The agreement required the Company to pay in April 2005 an additional amount calculated as the difference of a fixed percentage of the total balance of the accounts effectively transferred that exceeded $500 million at the calculation date, and the $6 million already paid by the Company in 2004. In case the result of this calculation was negative, the Company would not have been required to make an additional payment.

On April 15, 2005, the Company made the third and final payment of $2.7 million, based on the terms of the agreement. One additional account was purchased using a separate criterion for which the Company has estimated a liability of $187,000 to be paid in the year ending December 31, 2006.

The amount of intangible assets and goodwill at December 31, 2004 was adjusted during the year ended December 31, 2005 by $1,160,000 and $850,000, respectively. This adjustment resulted from the final purchase price, as determined on April 15, 2005, as being less than the amount estimated based on the Assets Under Management ("AUMs") effectively transferred.

Amortization expense related to identifiable intangible assets of $8,890,000 was $539,667 for the year ended December 31, 2005. Estimated annual amortization expense for each of the years ended December 31, 2006 through December 31, 2010 is $592,667.

5. Employee Benefit Plans

The Company's employees participate in various plans sponsored by the Parent.

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions. Contribution expense is determined by an intercompany charge from the Parent. The Company was not charged an expense in 2005 as these costs were borne by an affiliate. The affiliate and the Company have a written cost sharing agreement which provides that the Company will not be responsible for any amounts paid by such affiliate and such amount may not be "clawed back" at any future date.

Noncontributory defined benefit pension plans cover employees of the Company. There is no separate plan solely for the employees of the Company and pension expense is determined by an intercompany charge from the Parent. The Company was allocated $187,425 in 2005, which represents the Company's portion of the expense for the defined benefit plan.

6. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2005 consisted primarily of receivables and payables from / to affiliates and third parties and accrued expenses, which are short term and will be realized or paid in cash within short term time frames.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through its affiliated Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated Clearing Broker pursuant to a clearance agreement. The affiliated Clearing Broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtness to net capital, both as defined, shall not be less than the greater of $250,000 or one-fifteenth of aggregate indebtness. At December 31, 2005, the Company had net capital of $7,719,681, which was $7,469,681 in excess of the required net capital.

Additionally, the Company is subject to the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934, which requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2005, $300,000 in cash has been segregated in a special reserve account maintained in an affiliated bank. At December 31, 2005, the Company was required to maintain a balance of $54,390 in this account.

8. Subsequent Events

On February 1, 2006, the Company's Board of Directors approved an increase of up to $45 million in the value of the Company's Membership Certificates, to provide for additional capital required for the transaction described below. On that same day, the Company received from the Parent a capital contribution in cash of $22.3 million.

On February 2, 2006, the Company signed an agreement for the acquisition of certain assets and the assumption of certain liabilities ("the transaction") from Bank of America N.A. and its affiliates, Banc of America Investment Services, Inc., BankBoston International, BankBoston Trust Company Limited and Bank of America Trust and Banking Corporation (Cayman) Limited. The transaction was approved by the Company's Board of Directors on February 1, 2006, is subject to the approval of the relevant Governmental Regulatory bodies and is expected to be completed in 2007. According to the agreement, the aggregate purchase price is not to exceed $42 million.

****

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005 **Supplementary Schedule I**

Net Capital

Total members' equity	$ 17,724,357
Total capital	17,724,357
Deducations and/or charges	
Non allowable assets	
Nonoperating cash at affiliate	1,297,168
Other assets	8,707,508
Total deductions and/or charges	10,004,676
Net capital	$ 7,719,681

Computation of Basic Net Capital Requirement

Basic minimum net capital requirement (the greater of $250,000 or 6 2/3 %of aggregated indebtness)	$ 250,000
Excess net capital	$ 7,469,681
Aggregate Indebtedness	$ 2,186,677

No material differences exist between the above computation and the computation prepared by the Company and included in its December 31, 2005 unaudited FOCUS Report filing dated January 25, 2006.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005 **Supplementary Schedule II**

Reserve Requirement Formula Computation

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	51,800
Total Credit Balances	$	51,800
Debit Balances	$	-
Excess of total credits over total debits	$	51,800
105% of excess of total credits over total debits	$	54,390
Amount held on deposit in "Reserve Bank Account" at December 31, 2005.	$	300,000

In accordance with industry practice, the reserve requirement was computed on a settlement date basis.

No material differences exist between the above computation of the reserve requirement under Rule 15c3-3 and the computation prepared by the Company and included in its December 31, 2005 unaudited Form X-17A-5 Part II.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and
Members of BNP Paribas Investment Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of BNP Paribas Investment Services LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

For the period January 1, 2005 through December 31, 2005:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

For the period January 1, 2005 through November 14, 2005:

1. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures

followed by the Company in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

For the period November 15, 2005 through December 31, 2005:

1. Making the periodic computations of the reserve required by Rule 15c3-3(e).

Because the Company is not permitted under its Membership Agreement with National Association of Securities Dealers to safekeep customer securities or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006